Exhibit 11

COMPUTATION OF EARNINGS PER SHARE

The computation of earnings per share for the years ended December 31, 2004, 2003 and 2002 was as follows:

	2004	2003	2002
Income before change in accounting	$11,696	$23,223	$26,505
Cumulative effect of change in accounting	—	—	(1,392)

Net income	$11,696	$23,223	$25,113

Weighted average shares outstanding	21,871,255	21,683,336	20,166,933

Basic earnings per share:
Before cumulative effect of change in accounting	$0.53	$1.07	$1.31
Cumulative effect of change in accounting	—	—	(0.06)

After cumulative effect of change in accounting	$0.53	$1.07	$1.25

Weighted average shares outstanding	21,871,255	21,683,336	20,166,933
Dilutive effect due to stock incentive plans	185,706	522,414	611,286

Diluted weighted average shares outstanding	22,056,961	22,205,750	20,778,219

Diluted earnings per share:
Before cumulative effect of change in accounting	$0.53	$1.05	$1.28
Cumulative effect of change in accounting	—	—	(0.07)

After cumulative effect of change in accounting	$0.53	$1.05	$1.21

Stock options for 19,107, 86,363 and 322,799 shares of common stock were not considered in computing diluted earnings per common share for 2004, 2003 and 2002, respectively, because they were anti-dilutive.